Filer: Lakeland Bancorp, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Lakeland

Bancorp, Inc.

Commission File No.: 000-17820

Thursday, July 10, 2003	Roger Bosma
President & CEO

Joseph F. Hurley
EVP & CFO
973-697-2000

Lakeland Bancorp Increases Cash Dividend and Reports An 8% Increase in Earnings

Oak Ridge, NJ – July 10, 2003 – Roger Bosma, President and Chief Executive Officer of Lakeland Bancorp, Inc., announced that the Company’s second quarter diluted earnings per share was $0.26 per share, an 8% increase compared to $0.24 per share for the second quarter 2002. Net Income was $3.7 million, up 7% from $3.5 million for the same period in 2002. Annualized Return on Average Assets was 1.18% and Annualized Return on Average Equity was 16.20% for the second quarter 2003.

Lakeland Bancorp also announced that it increased its quarterly cash dividend by 5.3% to $0.10 per common share. The cash dividend will be paid on August 15, 2003 to holders of record as of the close of business on July 31, 2003.

Highlights for second quarter included raising $30.0 million in two privately placed offerings of trust preferred securities. The weighted average cost of these securities is 5.87%. Lakeland will use these funds to finance the cash portion of Lakeland’s acquisition of CSB Financial Corp. and for other corporate purposes.

“We are pleased that Net Income continues to improve even in this low interest rate environment. We continue to meet customer expectations and are benefiting from strong core deposit growth. Completion of the trust preferred offerings allows us to finance the pending CSB acquisition at record low interest rate levels while strengthening our capital levels,” said Mr. Bosma.

Net Income for the first six months of 2003 was $7.3 million, up 8% from the $6.8 million for the same period last year. Diluted earnings per share were $0.51, up 11% from the $0.46 per share for the first six months of 2002. Return on Average Assets was 1.17% and Return on Average Equity was 16.02%.

At June 30, 2003, total assets were $1.332 billion, an increase of $124.5 million or 10% from year-end. In the first half of 2003, commercial loans increased $18.8 million or 6% from year-end, and consumer and home equity loans increased $9.7 million, or 4%. Residential mortgage loans decreased $10.4 million or 6% due to loan refinancing activity. At June 30, 2003, non-performing assets totaled $20.1 million (1.51% of total assets) including $16.0 million related to commercial lease pools (1.20% of total assets) and $4.1 million of other non-performing assets (0.31% of total assets). The Allowance for Loan and Lease Losses totaled $18.7 million at June 30, 2003 and represented 2.54% of total loans.

At June 30, 2003, total deposits were $1.148 billion, an increase of $88.9 million or 8% from December 31, 2002. Core deposits, which are defined as noninterest bearing deposits and savings and interest bearing transaction accounts, increased by $93.8 million or 12% to $901.6 million. Core deposits, as defined, represent 79% of total deposits, up from 76% at year-end.

Lakeland Bancorp, the holding company for Lakeland Bank, has a current asset base of $1.3 billion and thirty-four offices spanning five northwestern New Jersey counties: Bergen, Essex, Morris, Passaic, and Sussex. Lakeland Bank, headquartered at 250 Oak Ridge Road, Oak Ridge, offers an extensive array of consumer and commercial products and services, including online banking, localized commercial lending teams, equipment leasing, and 24-hour or less turnaround time on consumer loan applications. For more information about their full line of products and services, please call (973) 697-2000 or visit their website at www.lakelandbank.com.

The information disclosed in this document includes various forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to credit quality (including delinquency trends and the allowance for loan and lease losses), corporate objectives, and other financial and business matters. The words “anticipates”, “projects”, “intends”, “estimates”, “expects”, “believes”, “plans”, “may”, “will,”, “should”, “could”, and other similar expressions are intended to identify such forward-looking statements. The Company cautions that these forward-looking statements are necessarily speculative and speak only as of the date made, and are subject to numerous assumptions, risks and uncertainties, all of which may change over time. Actual results could differ materially from such forward-looking statements.

In addition to the factors disclosed by the Company elsewhere in this document, the following factors, among others, could cause the Company’s actual results to differ materially and adversely from such forward-looking statements: pricing pressures on loan and deposit products; competition; changes in economic conditions nationally, regionally and in the Company’s markets; the extent and timing of actions of the Federal Reserve Board; changes in levels of market interest rates; clients’ acceptance of the Company’s products and services; credit risks of lending activities and competitive factors; whether or not the Company ultimately receives payment of all amounts due from the lease portfolio as described in Note 15-Commitments and Contingencies in Notes to the Consolidated Financial Statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002; changes in the conditions of the capital markets in general and in the capital markets for financial institutions in particular and the impact of the war in Iraq on such markets; the ability of the Company to integrate Community State Bank promptly into the Company’s overall business and plans if the pending merger with Community State Bank (and its CSB Financial Corp. holding company) is consummated; and the extent and timing of legislative and regulatory actions and reforms.

The above-listed risk factors are not necessarily exhaustive, particularly as to possible future events, and new risk factors may emerge from time to time. Certain events may occur that could cause the Company’s actual results to be materially different than those described in the Company’s periodic filings with the Securities and Exchange Commission. Any statements made by the Company that are not historical facts should be considered to be forward-looking statements. The Company is not obligated to update and does not undertake to update any of its forward-looking statements made herein.

The Company filed a Registration Statement on SEC Form S-4 in connection with the pending merger and the parties mailed a Proxy Statement/Prospectus to CSB Financial Corp.’s shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/ PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CSB FINANCIAL CORP., COMMUNITY STATE BANK, THE MERGER AND RELATED MATTERS. Investors and security holders can obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, the Company files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by the Company at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. The Company’s filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov. CSB Financial Corp., its directors, executive officers and certain members of management and employees are soliciting proxies from CSB Financial Corp’s stockholders in favor of the adoption of the merger agreement. A description of any interests that CSB Financial Corp.’s directors and executive officers have in the merger is available in the Proxy Statement/Prospectus.